UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
(Amendment No. 3)*
Under the Securities Exchange Act of 1934
NextDecade Corporation
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)
65342K 105
(CUSIP Number)
Ninteenth Investment Company LLC
P.O. Box 45005
Abu Dhabi
United Arab Emirates
+971 2413-400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 8, 2023
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
*   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
1	NAME OF REPORTING PERSON
Mubadala Investment Company PJSC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC, AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The Emirate of Abu Dhabi, United Arab Emirates

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
14,206,376

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
14,206,376

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,206,376*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.5%**

14	TYPE OF REPORTING PERSON
CO

* Includes shares owned by Ninteenth Investment Company LLC
**The percentage calculation is based on an aggregate of 256,573,276 shares of common stock outstanding as of September 8, 2023. based on information provided by the Company.

1	NAME OF REPORTING PERSON
Mamoura Diversified Global Holding PJSC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC, AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The Emirate of Abu Dhabi, United Arab Emirates

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
14,206,376

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
14,206,376

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,206,376*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.5%**

14	TYPE OF REPORTING PERSON
CO

* Includes shares owned by Ninteenth Investment Company LLC
**The percentage calculation is based on an aggregate of 256,573,276 shares of common stock outstanding as of September 8, 2023, based on information provided by the Company.

1	NAME OF REPORTING PERSON
Ninteenth Investment Company LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The Emirate of Abu Dhabi, United Arab Emirates

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
14,206,376

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
14,206,376

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,206,376

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.5%*

14	TYPE OF REPORTING PERSON
CO

*The percentage calculation is based on an aggregate of 256,573,276 shares of common stock outstanding as of September 8, 2023, based on information provided by the Company.
AMENDMENT NO. 3 TO SCHEDULE 13D
This Amendment No. 3 to Schedule 13D amends and supplements the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on December 11, 2019 (the “Schedule 13D”).
This Amendment No. 3 amends and supplements the Schedule 13D as specifically set forth herein.
All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed as such terms in Schedule 13D.  Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.
Item 1.	Identity and Background.
Item 1 of the Schedule 13D is hereby amended and supplemented by replacing the first paragraph therein with the following:
Each of the following persons is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”
(a)	This Statement is being filed jointly by:
i.
Mubadala Investment Company PJSC, a public joint stock company established under the laws of the Emirate of Abu Dhabi (“Mubadala Investment Company”), which is the sole owner of Mamoura Diversified Global Holding PJSC;

ii.
Mamoura Diversified Global Holding PJSC, a public joint stock company established under the laws of the Emirate of Abu Dhabi (“Mamoura Diversified Global Holding”), which owns 100% of Ninteenth Investment Company LLC; and

iii.	Ninteenth Investment Company LLC, a limited liability company established under the laws of the Emirate of Abu Dhabi (“Ninteenth Investment Company”).

Item 5.	Interests in the Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended and supplemented by replacing the first paragraph therein with the following:
The aggregate percentage of Shares reported owned by each person named herein is based on an aggregate of 256,573,276 shares of common stock outstanding as of September 8, 2023, based on information provided by the Company.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  September 18, 2023
Mubadala Investment Company PJSC

By:	/s/ Andre Namphy
	Name:	Andre Namphy
	Title:	Authorized Signatory

Mamoura Diversified Global Holding PJSC

By:	/s/ Andre Namphy
	Name:	Andre Namphy
	Title:	Authorized Signatory

Ninteenth Investment Company LLC

By:	/s/ Saed Arar
	Name:	Saed Arar
	Title:	Authorized Signatory

By:	/s/ Kit Wai Li
	Name:	Kit Wai Li
	Title:	Authorized Signatory